UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2023

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 24, 2023, Immatics N.V. (the “Company” or “Immatics”) announced that its IMA203 TCR-T program has received Regenerative Medicine Advanced Therapy (“RMAT”) designation from the FDA Center for Biologics Evaluation and Research (CBER) in multiple relapsed and/or refractory HLA-A*02:01-positive and PRAME-expressing cancers, including cutaneous melanoma, uveal melanoma, endometrial carcinoma, synovial sarcoma, and ovarian cancer. IMA203 is a TCR-T cell therapy targeting PRAME, a protein frequently expressed in a large variety of solid tumors.

Established under the 21st Century Cures Act, RMAT designation is a dedicated program designed to expedite the development and review processes for promising pipeline products, including cell therapies, that includes all the benefits of Fast Track and Breakthrough designation programs. An investigational cell therapy is eligible for RMAT designation if it meets the definition of regenerative medicine therapy, it is intended to treat, modify, reverse, or cure a serious or life-threatening disease; and preliminary clinical evidence indicates that the therapy has the potential to address unmet medical needs for that disease. Advantages of the RMAT designation include early interactions with the FDA that may be used to discuss potential surrogate or intermediate endpoints for accelerated approval and potential ways to satisfy post-approval requirements, potential priority review of the biologics license application (BLA) and other opportunities to expedite development and review.

Based on publicly available information, it is the Company’s understanding that this is the first time that FDA has granted a RMAT designation for an oncology drug candidate for more than two solid tumor indications. As of September 30, 2023, the U.S. FDA has received at least 238 requests for RMAT designations and granted 92.

In connection with the foregoing, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351, 333-240260 and 333-274218) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: October 24, 2023
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer